UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019

Commission File Number: 001-31368

SANOFI

(Translation of registrant’s name into English)

54, rue La Boétie, 75008 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

In April 2019, Sanofi issued the press releases and the statement attached hereto as Exhibit 99.1, 99.2, 99.3, 99.4 and 99.5 which are incorporated herein by reference.

Exhibit List

Exhibit No.	Description

Exhibit 99.1	Press release dated April 26, 2019: FDA approves Praluent® (alirocumab) to prevent heart attack, stroke and unstable angina requiring hospitalization

Exhibit 99.2	Press release dated April 26, 2019: ZynquistaTM now approved in the European Union for treatment of adults with type 1 diabetes

Exhibit 99.3	Press release dated April 26, 2019: CHMP issues positive opinion for Libtayo® (cemiplimab) in advanced cutaneous squamous cell carcinoma

Exhibit 99.4	Press release dated April 26, 2019: Sanofi delivers strong Q1 2019 business EPS growth of 9.4% at CER

Exhibit 99.5	Product Sales Statement, for the Product Sales Measuring Period Ended March 31, 2019

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press release dated April 26, 2019: FDA approves Praluent® (alirocumab) to prevent heart attack, stroke and unstable angina requiring hospitalization

Exhibit 99.2	Press release dated April 26, 2019: ZynquistaTM now approved in the European Union for treatment of adults with type 1 diabetes

Exhibit 99.3	Press release dated April 26, 2019: CHMP issues positive opinion for Libtayo® (cemiplimab) in advanced cutaneous squamous cell carcinoma

Exhibit 99.4	Press release dated April 26, 2019: Sanofi delivers strong Q1 2019 business EPS growth of 9.4% at CER

Exhibit 99.5	Product Sales Statement, for the Product Sales Measuring Period Ended March 31, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 29, 2019		SANOFI

	By	/s/ Alexandra Roger
Name: Alexandra Roger
Title: Head of Securities Law and Capital Markets

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